URIGEN
Urigen Pharmaceuticals, Inc. 875 Mahler Road, Suite 235 Burlingame, CA 94010

Via Edgar

April 9, 2008

United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:               Jim Atkinson, Accounting Branch Chief
                                 Jim B. Rosenberg, Senior Assistant Chief Accountant
                                 Kei Ino, Staff Accountant

                    Re:       Urigen Pharmaceutics, Inc.

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the "Staff') by phone on March 25, 2008, relating to Form 10-Q for the quarterly period ended December 31,2007 of Urigen Pharmaceuticals, Inc. (the "Company"). Each comment is followed by the Company's response.

Form 10-Q -December 31.2007

Notes to the Unaudited Condensed Consolidated Financial Statements

3. Intangible Assets and Related Agreement commitments/Contingencies, page 10

1.       Please tell us the aggregate amount of all milestone payments pertaining to the Mattern license agreement, describe to us the triggering events for the first milestone event, and describe to us the company’s rationale for treating the IP as an asset rather than as in-process R&D.

Response:

The Mattern license agreement provided for milestone payments with an aggregate total amount of $10.5 million, in addition to one million restricted common shares of licensee.

The first payment was scheduled for April 1, 2008, and no triggering events for this payment were specified in the agreement,.  However, on April 2, 2008 the agreement was terminated before the first payment was made.

The milestone payment amounts were the subject of a confidential treatment request filed with the SEC on November 30, 2007.

The rationale for treating the IP as an asset is based upon the Company determining that the asset definition was met at December 31, 2007 based on the following:

▪
Urigen expected to receive revenue in the future from utilizing the licensing rights to commercialize and market the drug, and delivery system.  In paragraph 46 of FASB Concept 6, it is noted that “existence or amount (or both) of most assets and many liabilities can be probable but not certain.”  Urigen will need to achieve the right to market the drug via FDA approval, which creates uncertaintly until the FDA approval trials are completed.  However, a value of the asset can be reasonably estimated.

▪
The Licensor (Mattern) is able to control the rights to the license, and has granted the Licensee (Urigen) the ability to enter into sublicensing agreements, as long as “Commercially Responsible Efforts” are maintained.

▪	The Initial Payment of 1,000,000 unregistered common shares occurred within 10 days after the effective date of the agreement.

▪
Based on SEC input we reviewed EITF 00-21, and did not think it applied to this transaction.  EITF 00-21 generally applies to revenue recognition of multiple element arrangement, not asset classification.  Further, we noted in the analysis of Example 6 of EITF 00-21, pertaining to a similar pharmaceutical development contract, it was determined that R&D and license elements were not separable because neither had value without the other.

▪	Amortization of Intangible Asset:

▪
Per the literature (FAS 142), the transaction should be amortized at an estimable period of the useful life.  Urigen should be able to reasonably predict the life using the Patent standards in each of the countries applicable, adjusted for any conditions that may shorten that life.  The Company is analogizing this to a fixed asset not placed in service yet that is not depreciated until it is placed in service.  Under that analogy, the Company has chosen not to amortize the intangible asset until we make the April 1, 2008 payment and thereby have rights to the IP to start their development work (the Company has recorded as an asset because it has an exclusive license to obtain the benefit and control others to it once the April 1, 2008 payment is made, but the Company is waiting until that payment is made to begin amortization as that is when they receive the “IND and know-how” to start their work).

6.Series B Convertible Preferred Stock, page 13

2.       Please declare to us again that registered share settlement is not required for the warrants.

Response:

Since there is no net cash settlement provision nor the requirement within the warrant agreement to settle in registered shares, the Company has concluded that the warrants do not meet the classification of a liability under EITF 00-19.

3.	Please indicate to us whether the last two paragraphs of footnote 6 mean that warrants were reclassified as a result of share registration.

Response:

The last two paragraphs of footnote 6 pertain to reclassification of the convertible preferred stock, not to the warrants.  The warrants continue to remain classified as equity.

4.
Please indicate to us whether the following sentence “The Company notes that within the Registration Rights Agreement there is the potential for a cash penalty for failure to file a registration statement that would include the shares that underlie the warrants” refers to a net-cash settlement clause.

Response:

No, the phrase described above refers to a liquidated damages clause related to the registration of the shares that underlie the warrants not a net-cash settlement clause relating to the warrants.  There are no net-cash settlement provisions related to the warrants. The liquidated damages penalty for failure to file a registration statement are unrelated to net-cash settlement for the warrants.

Company Statement

The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.
Very truly yours,

/s/ Martin E. Shmagin
Martin E. Shmagin
Chief Financial Officer

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